AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
KSW, INC.

This Amendment No. 1 to the Amended and Restated By-Laws (the "By-Laws") of KSW, Inc., a Delaware corporation (the “Company”), is adopted by the Board of Directors of the Company on January 5, 2012.

By-Law 13(b) is hereby deleted and replaced in its entirety to read as follows:

“(b)           Nominations of persons for election as Directors of the Company may be made at a meeting of stockholders (i) by or at the direction of the Board or (ii) a stockholder (the “Nominator”) who meets the criteria, and complies with the procedures, set forth in this By-Law 13.  Each Nominator may nominate one candidate for election at a meeting.  All nominations by Nominators must be made pursuant to timely notice in proper written form to the Secretary.

To be eligible to make a nomination, a Nominator must:

(i)	have beneficially owned 5% or more of the Company’s outstanding common stock (the “Required Shares”) continuously for at least one year;

(ii)
execute an undertaking that the Nominator agrees to (1) assume all liability of any violation of law or regulation arising out of the Nominator’s communications with stockholders, including the disclosure required by By-Law 13(c) and (2) to the extent it uses soliciting material other than the Company’s proxy materials, comply with all applicable laws and regulations; and

(iii)	be current in all required filings with the Securities and Exchange Commission regarding such Nominator’s ownership of the Company’s common stock.”